Great Lakes Dredge & Dock Corporation

2122 York Road

Oak Brook, Illinois 60523

(630) 574-3000

October 15, 2010

Ms. Mindy Hooker

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Re:	Great Lakes Dredge & Dock Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Definitive Proxy Statement on Schedule 14A
File No. 1-33225

Dear Ms. Hooker:

As President and Chief Financial Officer of Great Lakes Dredge & Dock Corporation (the “Company”), I am responding to the comments contained in the letter dated September 23, 2010 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Deborah A. Wensel, the former Chief Financial Officer of the Company. Subsequent to the Company’s receipt of the Comment Letter, our counsel discussed the Staff’s comments with Anne McConnell on each of September 29, 2010, October 5, 2010 and October 11, 2010. The Company’s response below is substantially consistent with those discussions. To facilitate your review, the Staff’s comments in the Comment Letter are set forth below in bold type and the Company’s corresponding response appears below each of them in ordinary type.

Form 10-K for the year ended December 31, 2009

Item 8. Financial Statements

21. Subsidiary Guarantors, page 84

1. We have considered your response to our comment letter dated September 7, 2010. Given that your exchange act filings did not include separate financial statements for two guarantors that do not appear to meet the definition of 100% owned, NASDI and Yankee, it appears to us that your exchange act filings are deficient. Your current proposal to provide financial statements for the guarantors, prospectively, does not cure these deficiencies and is not adequate. It appears to us that you should amend your Form 10-K for the year ended December 31, 2009 and your Forms 10-Q for the periods ended September 30, 2009, March 31, 2010, and June 30, 2010 to include separate financial statements and other required disclosures for the two guarantors to comply with Rule 3-10 of Regulation S-X.

Ms. Mindy Hooker

October 15, 2010

Response:

Subject to the Company’s request in the immediately following paragraph, the Company will amend its prior filings in accordance with the Comment Letter and consistent with the directions set forth in the Note to Section 2510.1 of the Division of Corporation Finance Financial Reporting Manual. In all of these amendments, in addition to providing the separate financial statements of NASDI, LLC (“NASDI”) and Yankee Environmental Services, LLC (“Yankee”), and the other information indicated in the Note to Section 2510.1, the Company will revise its financial statement footnote that contains consolidating financial information1 to (1) create two new subsidiary guarantor columns that will contain financial information for NASDI and Yankee, respectively, and (2) remove financial information for each of NASDI and Yankee from the column presently titled “Guarantor Subsidiaries” (which column will be renamed “100%-owned” and will contain financial information only with respect to the Company’s 100%-owned subsidiary guarantors).

The Company expects to file its Form 10-Q – Quarterly Report for the Period Ended September 30, 2010 on or before November 10, 2010. This report will contain financial statements for NASDI and Yankee that comply with Rule 3-10(a) of Regulation S-X, as well as the other disclosures regarding NASDI and Yankee set forth in the Note to Section 2510.1 of Division of Corporation Finance Financial Reporting Manual. Specifically, this report will contain financial statements and certain other information for each of NASDI and Yankee as of and for the periods ended September 30, 2010 and 2009. From a practical perspective the Company does not believe it will be able to file an amendment to its Form 10-Q – Quarterly Report for the Period Ended September 30, 2009 prior to the date that it files its Form 10-Q – Quarterly Report for the Period Ended September 30, 2010. Consequently, the Company requests that the Staff reconsider the need for the Company to amend its Form 10-Q – Quarterly Report for the Period Ended September 30, 2009 as investors will receive the relevant disclosures regarding NASDI and Yankee for the period ended September 30, 2009 through the Company’s filing of its Form 10-Q – Quarterly Report for the Period Ended September 30, 2010. Moreover, when the Company files the amendment to its Form 10-K for the Fiscal Year Ended December 31, 2009, investors will receive the relevant disclosures regarding NASDI for prior fiscal years.2 For these reasons, the Company does not believe that an amendment to its Form 10-Q – Quarterly Report for the Period Ended September 30, 2009 will provide meaningful additional information to the Company’s securityholders.

[1]	Note: This financial statement footnote is titled “Subsidiary Guarantors” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009.
[2]	Note: Yankee was acquired by the Company in January 2009. As a result, the amended Form 10-K will include 2009 disclosures for Yankee, but will not include disclosures for Yankee for prior years.

Ms. Mindy Hooker

October 15, 2010

The Company estimates that amendments to its prior filings will be completed on or about the following dates:

Company 1934 Act Report Amendment	Estimated Filing Date
Form 10-Q/A – Quarterly Report for the Period Ended September 30, 2009	December 31, 2010 (*)

Form 10-K/A – Annual Report for the Fiscal Year Ended December 31, 2009	December 31, 2010 (**)

Form 10-Q/A – Quarterly Report for the Period Ended March 31, 2010	December 31, 2010

Form 10-Q/A – Quarterly Report for the Period Ended June 30, 2010	December 31, 2010

(*)	If necessary. See discussion above.
(**)	As discussed, with Ms. McConnell, in order to amend its Form 10-K for Fiscal Year Ended December 31, 2009, an audit will be required with respect to (1) the financial statements of Yankee as of and for the fiscal year ended December 31, 2009 and (2) the financial statements of NASDI as of and for the fiscal year ended December 31, 2007. The Company will file the amendment to its Form 10-K – Annual Report for the Fiscal Year Ended December 31, 2009 as soon as practicable after completion of these audits.

2. We also note your intention to convert Yankee to a Delaware corporation and your previous response related to your ownership of all NASDI’s voting shares prior to May 2008 when NASDI was a Massachusetts corporation. Please be advised that for a subsidiary in corporate form to meet the definition of 100% owned, it appears to us that the parent must own all of the common equity interests, not just all the voting shares. It does not appear to us that Rule 3-10 of Regulation S-X contemplates non-voting common equity interests however it does clearly state that the definition was adopted to assure that “there is no competing common equity interest in the assets or revenues of the subsidiary”. Please clarify your future intentions regarding Yankee and your historical intentions regarding NASDI based on this definition.

Response:

The Company acknowledges the Staff’s interpretation of the definition of “100% Owned” contained in Rule 3-10(h)(1) of Regulation S-X and, as a result, Yankee will not be converted into a corporation.

Ms. Mindy Hooker

October 15, 2010

3. Please also be advised that as guarantors, NASDI and Yankee have reporting obligations under the exchange act that began when they were acquired and/or became guarantors and that they are now delinquent filers. Please tell us how you intend to cure their delinquencies.

Response:

Introduction. The Company’s 7 3/4% Senior Subordinated Notes due 2013 (the “Notes”) were issued in May 2004 pursuant to a Registration Statement on Form S-4. NASDI was acquired by the Company in April 2001. NASDI’s guaranty of the Notes was included in this Registration Statement. Yankee was acquired by the Company on January 1, 2009 and guaranteed the Notes on January 30, 2009 in satisfaction of a covenant contained in the Indenture governing the Notes.

Section 15(d) of the 1934 Act. Section 15(d) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), provides an automatic suspension of the obligation to file periodic reports as to any fiscal year (other than the fiscal year in which the registration statement became effective) if an issuer (in this case NASDI or Yankee, as applicable) has fewer than 300 holders of record at the beginning of such fiscal year. In Exchange Act Rule Compliance and Disclosure Interpretation Question Nos. 153.01 and 171.01 the Commission confirmed that this “suspension is granted by statute and is not contingent on filing the Form 15.”3 The Company has confirmed with the Indenture Trustee for the Notes that on January 1 of each of 2004, 2005, 2006, 2007, 2008, 2009 and 2010, the Notes were held by less than 300 holders of record (as defined in Rule 12g5-1).

NASDI. Pursuant to Section 15(d) of the 1934 Act, NASDI’s obligation to file 1934 Act reports was automatically suspended on January 1, 2005 and has not been revived. Accordingly, with the exception of Forms 10-Q for the periods ended June 30, 2004 and September 30, 2004 and a Form 10-K for the Fiscal Year Ended December 31, 2004, NASDI is not a delinquent filer. Given that more than five years have passed since these 1934 Act reports were required to be filed, the Company does not believe that NASDI’s current filing of these 1934 Act reports would provide any meaningful information to an investor in the Notes. Accordingly, given this lack of meaningful benefit to an investor in the Notes and the hardship and expense to the Company in preparing these 1934 Act reports, the Company requests that the Commission waive NASDI’s obligation to file these 1934 Act reports. In the Company’s view, investors in the Notes will obtain more relevant and pertinent information about NASDI from the Company’s filing of the amended Form 10-K and Form 10-Q filings described above in response to Comment No. 1, as well as the Company’s future 1934 Act filings (which will contain separate financial statements for NASDI in accordance with Rule 3-10(a) of Regulation S-X and the other disclosures described in the Note to Section 2510.1 of the Division of Corporation Finance Financial Reporting Manual).

Yankee. The Company does not believe that Yankee is a delinquent filer. As set forth above, (1) Yankee was acquired by the Company on January 1, 2009; (2) on January 1 2009, the Notes were held by less than 300 holders of record (as defined in Rule 12g5-1); (3) Yankee guaranteed the Notes on January 30, 2009 in satisfaction of a covenant contained in the Indenture governing the Notes; (4) no consideration was paid to Yankee or the Company in consideration for Yankee’s guaranty; (5) Yankee’s guaranty was not issued pursuant to a registration statement under the Securities Act of 1933; and (6) on January 1, 2010, the Notes were held by less than 300 holders of record (as defined in Rule 12g5-1). Yankee’s issuance of the guaranty was not a bargained-for exchange that required the holders of the Notes to make an affirmative investment decision. As a result, Yankee’s issuance of the guaranty did not constitute a “sale” of a security for purposes of the Securities Act of 1933. Because a “sale” did not occur, a registration statement was not necessary. Therefore, Yankee never had, and currently does not have, an obligation to file 1934 Act reports under Section 15(d) of the 1934 Act.

Please note that the Company’s response to Comment No. 3 relates solely to whether NASDI and Yankee are delinquent filers. As set forth in the Company’s letter to the Commission dated September 14, 2010, beginning with its Quarterly Report on Form 10-Q for the period ending September 30, 2010, the Company will revise its 1934 Act filings to include separate financial statements for NASDI and Yankee in accordance with Rule 3-10(a) of Regulation S-X and the other disclosure described in the Note to Section 2510.1 of the Division of Corporation Finance Financial Reporting Manual.

If you have any questions with respect to this matter, please do not hesitate to contact the undersigned at 630\574-2948 or Ross D. Emmerman, counsel to the Company, at 312\269-8051.

[3]	Note: See also SEC Exchange Act Rule Compliance and Disclosure Interpretation Question No. 153.03 and Section 2540.2 of Division of Corporation Finance Financial Reporting Manual.

Ms. Mindy Hooker

October 15, 2010

Very truly yours,

GREAT LAKES DREDGE & DOCK CORPORATION

By:	/s/ Bruce J. Biemeck
Name: Bruce J. Biemeck
Title: President and Chief Financial Officer

cc:	Jonathan W. Berger

Katherine M. Hayes

Ross D. Emmerman, Esq.